10029957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67304 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**G-Trade Services LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1633 Broadway, 48th Floor**

(No. and Street)

| **New York** | **NY** | **10019** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**PETER CAMERON HYZER** **(617) 316-1012**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**

(Name – *of individual, state last, first, middle name*)

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 4 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/9

## OATH OR AFFIRMATION

We, Craig S. Lax and Peter Cameron Hyzer, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of G-Trade Services LLC, as of December 31st, 2009, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange.

SVETLANA PORTNOV
NOTARY PUBLIC, State of New York
No. 01PO6115753
Qualified in Queens County
Commission Expires Sept.13, 20 12

Notary Public

Craig S. Lax, Chief Executive Officer

Peter Cameron Hyzer, Treasurer

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5*(e)(3)*.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G-Trade Services LLC

Statement of Financial Condition

December 31, 2009

## Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

ERNST & YOUNG

# Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
G-Trade Services LLC

We have audited the accompanying statement of financial condition of G-Trade Services LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of G-Trade Services LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 17, 2010

G-Trade Services LLC

Statement of Financial Condition

December 31, 2009

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 20,797,261 |
| Restricted cash, securities and other restricted deposits | 34,680,130 |
| Receivables from brokers, dealers and clearing organizations | 124,745,019 |
| Receivables from customers | 42,356,583 |
| Fixed assets, net of accumulated depreciation and amortization of $1,555,677 | 2,269,415 |
| Other assets, net of allowance of $10,766 | 300,009 |
| Total assets | $225,148,417 |
| | |
| **Liabilities and member's equity** | |
| Liabilities: | |
| Due to banks | $ 9,941,123 |
| Payables to brokers, dealers and clearing organizations | 31,327,623 |
| Payables to customers | 123,208,423 |
| Payables to related parties | 10,124,471 |
| Accrued compensation and other liabilities | 7,443,253 |
| Total liabilities | 182,044,893 |
| | |
| Member's equity | 43,103,524 |
| Total liabilities and member's equity | $225,148,417 |

*The accompanying notes are an integral part of this statement of financial condition.*

G-Trade Services LLC

Notes to Statement of Financial Condition

December 31, 2009

**1. Organization and Description of Business**

G-Trade Services LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a limited liability company registered in the State of Delaware. The Company is a self-clearing agency brokerage firm that specializes in execution and clearance services in approximately forty-five international markets for listed equity securities for institutional clients. The Company's clients include banks, investment managers, hedge funds, pension plan sponsors and broker-dealers. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self regulatory organization.

The Company is a wholly owned subsidiary of BNY ConvergEx Group, LLC ("Group" or "Parent"). ConvergEx Holdings LLC ("Holdings") and Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings, with the remaining ownership stake held by ConvergEx's directors, management team, and employees.

**2. Significant Accounting Policies**

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and were developed in accordance with the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

**Use of Estimates**

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

## 2. Significant Accounting Policies (continued)

### Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and U.S. Treasury bills.

### Restricted Cash, Securities and Other Restricted Deposits

Under the terms of the agreements between the Company and some of its clearing organizations and banks, balances owed are collateralized by certain of the Company's cash and securities balances. At December 31, 2009, cash totaling $379,955, other restricted deposits totaling $30,000,000 and U.S. Treasury bills with a market value of $4,300,175 have been pledged as collateral for this purpose and are included in restricted cash, securities and other restricted deposits on the statement of financial condition.

Other restricted deposits are certificates of deposits which have variable maturities of less than 90 days to less than 1 year. The carrying amounts of these certificates of deposits on the statement of financial condition approximate fair value.

### Securities Transactions

Securities transactions are recorded on a trade date basis. Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, and commissions receivable from broker dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as a fail to deliver or non-standard settlements requested by a customer. Securities borrowed transactions require the Company to deposit cash with the lender, and are recorded at the value of the cash advanced to the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the collateral, as appropriate.

Receivables from customers consist of customer fails to deliver and commissions earned.

**2. Significant Accounting Policies (continued)**

**Securities Transactions (continued)**

Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Payables to customers consist of customer fails to receive. Securities purchased on behalf of customers are held as collateral for customer receivables. Securities purchased on behalf of customers, including those that collateralize margin, are not reflected as assets of the Company in the statement of financial condition.

**Allowance for Doubtful Accounts**

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers, dealers and clearing organizations, customers and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

**Fixed Assets**

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from five to seven years. The Company evaluates internally developed software for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist.

**Other Assets**

Other assets primarily consist of prepaid expenses, interest and dividend receivables and other miscellaneous receivables.

**2. Significant Accounting Policies (continued)**

**Accrued Compensation and Other Liabilities**

Accrued compensation and other liabilities primarily consist of accrued compensation, accrued expenses, accounts payable, and other miscellaneous liabilities.

**Fair Value of Financial Instruments**

The carrying amounts reported on the statement of financial condition for cash and cash equivalents and restricted cash, securities and other restricted deposits approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily repricing mechanisms for these instruments. Other financial assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

**Income Taxes**

The Company, as a single member limited liability company, is disregarded for federal, state and local income tax purposes. The Company is subject to New York City Unincorporated Business Tax, pursuant to a tax sharing agreement between Group and the Company. The tax provision for the Company has been computed on a separate return basis.

On January 1, 2009, the Company adopted the ASC guidance related to accounting for uncertainty in income taxes. In accordance with the ASC, an entity is permitted to recognize the benefits of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement. The adoption of these provisions did not have a material impact on the Company's statement of financial condition.

**Derivatives**

The Company utilizes foreign exchange forward contracts, from time-to-time, to reduce its exposure to adverse fluctuations in foreign exchange rates. These instruments are recorded at fair value based on industry standard pricing services. Contracts are recorded on a settlement date basis. Adjustments are made to change to a trade date basis if significant. As of December 31, 2009, the changes in value of outstanding foreign exchange forward contracts entered into with third parties were not material.

**2. Significant Accounting Policies (continued)**

**Foreign Currency Gains and Losses**

The Company uses the U.S. dollar as its functional currency. Monetary assets and liabilities denominated in foreign currencies are converted into U.S. dollars at exchange rates prevailing at the statement of financial condition date.

**Recent Accounting Developments**

In June 2009, the FASB announced that the ASC would become the source of authoritative accounting and reporting standards under U.S. GAAP, in addition to guidance issued by the SEC. The ASC does not change U.S. GAAP, but organizes the standards in a topical structure. The ASC is effective for financial statements issued for periods ending after September 15, 2009. The adoption of ASC did not have an effect on the Company's statement of financial condition, with the exception of the reference of accounting guidance in the notes to the statement of financial condition.

In May 2009, the FASB issued new guidance on accounting and disclosure standards for events occurring after the balance sheet date but before the financial statements are issued or available to be issued. The new guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions that occurred after the balance sheet date in its statement of financial condition, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance also requires a reporting entity to disclose the date through which an entity has evaluated its subsequent events. The adoption of the new subsequent events standards did not have any effect on the Company's statement of financial condition with the exception of requiring an additional disclosure.

## 3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

*Fair Value Hierarchy*

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The following is a summary of financial instruments measured at fair value as of December 31, 2009.

| Description | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Unobservable inputs (Level 3) | Total |
|---|---|---|---|---|
| Assets: | | | | |
| U.S. government, federal agency, and sovereign obligations | $ 1,100,759 | $ – | $ – | $ 1,100,759 |
| Certificates of deposit | – | 30,000,000 | – | 30,000,000 |
| Total assets | $ 1,100,759 | $ 30,000,000 | $ – | $ 31,100,759 |

U.S. government, federal agency, sovereign obligations and certificates of deposit are included in restricted cash, securities and other restricted deposits on the statement of financial condition.

**4. Restricted cash, securities and other restricted deposits**

The Company and Group agreed to deposit a total of $35 million in deposit accounts with a clearing agent that could be used as collateral to offset losses incurred by the clearing agent, related to the Company, if such losses occur. The Company's portion of this deposit is $30 million. Separately, Group maintains a balance with this clearing agent that may fluctuate during the year and was $5 million at December 31, 2009. Group charges the Company a facilitation fee relating to this deposit, at the rate of 3.24%. The $30 million of collateral is classified as restricted cash, securities and other restricted deposits in the statement of financial condition.

The Company pledged U.S. Treasury bills with a market value of $4,300,175 and cash totaling $379,955 in an account with its clearing organizations as collateral.

**5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

At December 31, 2009, amounts receivable and payable to brokers, dealers and clearing organizations include:

| | |
|---|---|
| Receivables: | |
| Broker-dealers | $101,778,579 |
| Securities failed to deliver | 21,524,143 |
| Clearing organizations | 1,442,297 |
| Total receivables | $124,745,019 |
| | |
| Payables: | |
| Securities failed to receive | $ 31,285,264 |
| Broker-dealers | 42,359 |
| Total payables | $ 31,327,623 |

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2009 without any adverse financial effect.

**6. Receivables from and Payables to Customers**

At December 31, 2009, amounts receivable and payable to customers include:

| | |
|---|---|
| Receivables: | |
| Securities failed to deliver | $ 41,955,655 |
| Receivables from customers of introducing broker dealers | 400,928 |
| Total receivables | $ 42,356,583 |
| Payables: | |
| Payables to customers of introducing broker dealers | $107,411,451 |
| Securities failed to receive | 15,796,972 |
| Total payables | $123,208,423 |

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2009 without any adverse financial effect.

**7. Fixed Assets**

At December 31, 2009, fixed assets were comprised of:

| | At December 31, 2009 | | |
|---|---|---|---|
| | **Acquisition Value** | **Accumulated Depreciation** | **Net Book Value** |
| Internally developed software | $ 946,280 | $ (42,700) | $ 903,580 |
| Computer hardware | 1,642,428 | (937,132) | 705,296 |
| Software | 1,121,421 | (497,058) | 624,363 |
| Furniture and fixtures | 88,392 | (59,696) | 28,696 |
| Telecommunications equipment | 26,571 | (19,091) | 7,480 |
| Total | $ 3,825,092 | $ (1,555,677) | $ 2,269,415 |

The Company capitalized $296,099 of internally developed software costs in 2009. In addition, the Company purchased $641,630 of internally developed software from Group for development work Group employees performed on behalf of the Company. The Company removed fully depreciated fixed assets totaling $542,075 during the year.

As of December 31, 2009, there were no assets under capital lease agreements.

**8. Related Party Transactions**

The Company provides international clearance and execution services to BNY ConvergEx Execution Solutions LLC ("CES"). At December 31, 2009, the Company owed $415,750 to CES related to trades the Company cleared on behalf of CES, which is reflected in payables to related parties on the statement of financial condition.

The Company provides international clearance and execution services to ConvergEx Ltd. There were no outstanding balances related to these services as of December 31, 2009.

The Company provides international clearance and execution services to BNY ConvergEx Global Markets, Ltd. ("CGM"). The Company also provides certain administrative support services to CGM. At December 31, 2009, the Company owed $8,666,681 to CGM related to trades the Company cleared on behalf of CGM, which is reflected in payables to related parties on the statement of financial condition.

The Company utilizes Group, CES and other affiliates to provide trading support, management, tax, administrative, and technology services. In addition, the Company provides trading support, management, administrative and technology services to CES and other affiliates. At December 31, 2009, the Company owed $1,027,813 in aggregate to these affiliates for these services, which is reflected in payables to related parties on the statement of financial condition.

The Company uses a BNY Mellon data center and disaster recovery site. There were no outstanding balances with BNY Mellon as of December 31, 2009.

Eze Castle Transaction Services LLC ("ECTS"), an affiliate, provides broker-dealers with financial information exchange ("FIX") connectivity services from the Eze Order Management System ("EzeOMS") to the Company. The EzeOMS is provided to asset management clients by Eze Castle Software LLC ("Eze LLC"), an affiliate. The EzeOMS terminals are used by the customers to submit orders and effect transactions through the Company. At December 31, 2009, the Company owed $14,227 to ECTS, which is reflected in payables to related parties in the statement of financial condition.

The Company has a clearing agreement with Pershing Securities Limited ("PSL"), an indirect wholly owned subsidiary of BNY Mellon, in which PSL performs execution and clearing services in the United Kingdom for the Company. At December 31, 2009, the Company was due $347,108 from PSL, which is reflected in receivables from brokers, dealers and clearing organizations on the statement of financial condition.

**8. Related Party Transactions (continued)**

The Company has a clearing agreement with Pershing Securities LLC ("PSLLC"), an indirect wholly owned subsidiary of BNY Mellon, in which PSLLC performs clearing services for certain transactions for the Company. At December 31, 2009, the Company was due $94,408 from PSLLC, which is reflected in receivables from brokers, dealers and clearing organizations on the statement of financial condition.

The Company subleases its New York and Florida office spaces from CES and BNY Mellon, respectively. The Company also subleases it spaces to CES and CGM, respectively. There were no outstanding balances owed for these subleases.

**9. Regulatory Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2009, the Company had net capital of $37,229,860 and its excess net capital was $36,979,860. The Company settles its broker and customer transactions through various settlement agents and accordingly, is exempt from SEC Rule 15c3-3 under provision k(2)i of the Rule.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

**10. Commitments and Contingencies**

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals:

| | Lease Payments |
|---|---|
| Year: | |
| 2010 | $ 541,582 |
| 2011 | 508,255 |
| 2012 | 397,415 |
| 2013 | 397,415 |
| 2014 | 397,415 |
| Thereafter | 264,943 |
| | $ 2,507,025 |

The operating leases are subject to periodic escalation charges. The Company's operating lease for its New York office expires on August 31, 2015. The Company's operating leases for its Florida office expires on September 30, 2011.

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

**11. Deferred Compensation**

During 2009, the Company began providing a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Awards are generally payable to each employee after 24 to 27 months of service. The Company plans to make payments related to these deferred bonus programs of $518,334 and $1,183,035 in 2011, and 2012, respectively.

## 12. Retirement Savings Plan

All employees of the Company are eligible to participate in the retirement savings plan of ConvergEx, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

## 13. Off-Balance Sheet Risks

### Customer Activities and Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' and counterparty brokers' financial condition and credit ratings. The Company's credit exposure arising in connection with its executing, settling, and financing security transactions versus its executing brokers is viewed as insignificant due to the nature of the counterparties in question and the Company's policy of requiring receipt of payment prior to the delivery of securities. Additionally, the net exposure arising from the Company's obligations to deliver and receive given security positions from its executing brokers is smaller than its overall gross exposure, as these transactions are collateralized by the underlying security.

In the normal course of business, the Company obtains securities under securities borrowed, and resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2009, the Company had no outstanding borrowed securities.

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

**13. Off-Balance Sheet Risks (continued)**

**Guarantees**

In the normal course of business, certain activities of the Company's involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by PSL in the United Kingdom, PSLLC and other large institutions in other international markets. Pursuant to the terms of its clearing agreements with these clearing agents, the Company is required to reimburse the clearing agents for any losses incurred resulting from a counterparty failing to satisfy its contractual obligation. For the year ended December 31, 2009, there were no amounts to be indemnified to these clearing agents pursuant to these agreements.

Future events could occur that may require the Company to reimburse its clearing agents for losses arising from counterparty's failing to satisfy its contractual obligation. However, based on history and experience, management feels that the likelihood of such an event is remote. The Company seeks to mitigate this risk by assigning and enforcing counterparty credit limits, performing customer credit evaluations, and monitoring trading activity. At December 31, 2009 there were no amounts guarantied and no liability was established.

**14. Subsequent Events**

The Company has evaluated all subsequent events through February 17, 2010, and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

ERNST & YOUNG

**Report of Independent Accountants on Applying Agreed-Upon Procedures**

The Board of Managers and Management of
G-Trade Services LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Managers and Management of G-Trade Services LLC (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. The Company's Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries on the Company's check registry and general ledger. We noted that per the check registry, the amount of check number 1408 is $155, however per Form SIPC-7T, the amount of check number 1408 is $150. Per discussion with the Company's Management, the difference between the check registry and Form SIPC-7T of $5 was excluded from Form SIPC-7T because it relates to a late payment penalty and would therefore not be included as a reduction to the Assessment Balance Due calculation on Form SIPC-7T.

2. Compared the total quarter to date revenue amounts reported on the June 30, 2009, September 30, 2009 and the December 31, 2009 FOCUS reports with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. No findings were noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including information derived from the Company's general ledger and sub-ledger systems. No findings were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments. No findings were noted.

SEC
Mail Processing
Section

FEB 23 2010

Washington, DC
121

ERNST & YOUNG

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 17, 2010

**SIPC-7T**

(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

**Transitional Assessment Reconciliation**

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7T**

(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067304 FINRA DEC
G-TRADE SERVICES LLC 6*6
1633 BROADWAY 13TH FL
NEW YORK NY 10019-6708

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ira Lupkin 212-468-7564

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 94,781

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 27,120 ) ( 150 )

Ck 001581, 7/28/09 and Ck 1408, 04/01/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 67,511

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 67,511

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 67,511

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

G-Trade Services LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11 day of February, 20 10.

Senior Vice President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 20 09
**Eliminate cents**

| Item No. | | Amount |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) | | $ 43,327,224 |
| 2b. Additions: | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| (2) Net loss from principal transactions in securities in trading accounts. | | |
| (3) Net loss from principal transactions in commodities in trading accounts. | | |
| (4) Interest and dividend expense deducted in determining item 2a | | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | | |
| (7) Net loss from securities in investment accounts. | | |
| Total additions | | |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products | | |
| (2) Revenues from commodity transactions. | | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | 3,252,576 |
| (4) Reimbursements for postage in connection with proxy solicitation. | | |
| (5) Net gain from securities in investment accounts. | | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sublease income, affiliate support fees | | 1,716,920 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ 445,240 | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ 0 | |
| Enter the greater of line (i) or (ii) | | 445,240 |
| Total deductions | | 5,414,736 |
| 2d. SIPC Net Operating Revenues | | $ 37,912,488 |
| 2e. General Assessment @ .0025 | | $ 94,781 (to page 1 but not less than $150 minimum) |

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STATEMENT OF FINANCIAL CONDITION

G-Trade Services LLC
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG